SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __________)*

Trustreet Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898404108

(CUSIP Number)

John M. McDonald, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, D.C. 20037
(202) 663-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898404108	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James M. Seneff, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(SEE INSTRUCTIONS)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

NUMBER OF	916,868
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,140,933
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	916,868
WITH	10	SHARED DISPOSITIVE POWER

4,140,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,057,801
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 898404108	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dayle L. Seneff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(SEE INSTRUCTIONS)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

NUMBER OF	-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,111,839
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-
WITH	10	SHARED DISPOSITIVE POWER

4,111,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,111,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 898404108	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CNL Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(SEE INSTRUCTIONS)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

NUMBER OF	-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,111,839
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-
WITH	10	SHARED DISPOSITIVE POWER

4,111,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,111,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No. 898404108	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CNL Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(SEE INSTRUCTIONS)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

NUMBER OF	-0-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	4,111,839
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-
WITH	10	SHARED DISPOSITIVE POWER

4,111,839
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,111,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.                     SECURITY AND ISSUER

The class of equity securities to which this statement relates consists of the common stock, par value $0.001 per share (the “Common Stock”), of Trustreet Properties, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 450 South Orange Avenue, Orlando, Florida 32801-3336.

Item 2.                     IDENTITY AND BACKGROUND

(a)	The names of the filing persons are:

James M. Seneff, Jr. (“Mr. Seneff”)

Dayle L. Seneff (“Mrs. Seneff”)

CNL Holdings, Inc. (“CNL Holdings”), a corporation organized under the laws of the state of Florida. CNL Holdings is the parent company of CNL Financial Group, Inc. Mr. Seneff is the Chairman of the Board, Chief Executive Officer, President and a director of CNL Holdings and with Mrs. Seneff owns all of the outstanding shares of CNL Holdings. The other directors of CNL Holdings are Mrs. Seneff and Timothy J. Seneff (“Mr. T. Seneff”). The other executive officers of CNL Holdings are Mr. T. Seneff, who serves as Vice Chairman of the Board and Vice President, Kelley P. Mossburg (“Mr. Mossburg”), who serves as Chief Operating Officer, Tracy G. Schmidt (“Mr. Schmidt”), who serves as Chief Financial Officer and Treasurer and Robert A. Bourne (“Mr. Bourne”), who serves as Vice President.

CNL Financial Group, Inc. (“CNL Financial Group”), a corporation organized under the laws of the state of Florida. CNL Financial Group is a wholly owned subsidiary of CNL Holdings. Mr. Seneff serves as sole director, Chairman of the Board and Chief Executive Officer of CNL Financial Group. The other executive officers of CNL Financial Group are Mr. Bourne, who serves as President, Mr. Schmidt, who serves as Chief Financial Officer and Treasurer and Mr. Mossburg, who serves as Chief Operating Officer.

(b)
The business address for Mr. Seneff, Mrs. Seneff, Mr. T. Seneff, Mr. Mossburg, Mr. Schmidt and Mr. Bourne is 450 South Orange Avenue, Orlando, Florida 32801-3336. The principal business and principal offices of CNL Holdings and CNL Financial Group are located at the same address.

(c)
Mr. Seneff’s principal occupation is real estate development, finance and management. Mr. Seneff founded CNL in 1973 and has guided the company's real estate investment, finance and development activities since its formation. Mr. Seneff is a director and Chairman of the Board of the Company. Mr. Seneff is also Chairman of the Board of Directors of the following public, unlisted real estate investment trusts that are required to file reports with the Securities and Exchange Commission: CNL Hotels & Resorts. Inc., CNL Retirement Properties, Inc. and CNL Income Properties, Inc. He is also the Chairman of the Board of Directors of the advisors of CNL Retirement Properties, Inc. and CNL Income Properties, Inc. The address of each of these companies is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801. Mr. Seneff is also a director and Chairman of the Board of CNL Securities Corp., a securities broker-dealer, and Chairman of the Board of CNLBank, a state-chartered commercial bank. CNL Securities Corp. and CNLBank maintain their address at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

Mrs. Seneff’s principal occupation is as a parent and homemaker.

The principal business of CNL Holdings is real estate investment, finance and development.

Mr. T. Seneff’s principal occupation is real estate investment, finance and development.

Mr. Mossburg’s principal occupation is real estate investment, finance and development.

Mr. Schmidt’s principal occupation is accounting and financial reporting.

Mr. Bourne’s principal occupation is real estate development, finance and management. Mr. Bourne has been in partnership with Mr. Seneff for more than 20 years. Mr. Bourne is Vice Chairman of the Board and a director of the Company. In addition to serving as an officer of both CNL Holdings and CNL Financial Group, Mr. Bourne also serves as Vice Chairman of the Board and a director of CNL Hotels & Resorts, Inc., a public, unlisted real estate investment trust, and as Vice Chairman of the Board, a director and Treasurer of CNL Retirement Properties, Inc. and CNL Income Properties, Inc., each of which is a public, unlisted real estate investment trust. Mr. Bourne serves as a director, Chief Executive Officer and Treasurer of CNL Securities Corp. CNL Securities Corp. is a securities broker-dealer. In addition, Mr. Bourne serves as a director of CNL Bank, a state-chartered commercial bank. Each of these companies maintains its offices at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801.

CNL Financial Group’s principal business is real estate investment, finance and development.

(d)
During the last five years, none of Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Mr. Schmidt, Mr. Bourne or CNL Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Mr. Schmidt, Mr. Bourne or CNL Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Seneff, Mrs. Seneff, Mr. T. Seneff, Mr. Mossburg, Mr. Schmidt, and Mr. Bourne are citizens of the United States.

Item 3.                    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 25, 2005, in connection with the merger of CNL Restaurant Properties, Inc. with and into U.S. Restaurant Properties, Inc. (the “Merger”), Mr. Seneff received, directly or indirectly, 3,994,167 shares of Common Stock and 825,453 shares of the Company’s 7.5% Series C Redeemable Convertible Preferred Stock (“Series C preferred stock”) convertible into 1,058,272 shares of Common Stock in exchange for 5,159,097 shares of common stock of CNL Restaurant Properties, Inc. beneficially owned by Mr. Seneff. In addition, on February 25, 2005, in connection with the mergers of the 18 CNL Income Funds with and into subsidiaries of the Company’s operating partnership, Mr. Seneff received 148 shares of the Company’s $1.93 Series A Cumulative Convertible Preferred Stock (“Series A preferred stock”) convertible into 139 shares of Common Stock, along with cash consideration, in exchange for limited partnership interests in certain CNL Income Funds. The consideration received by Mr. Seneff was identical, on a per share basis, to that received by other CNL Restaurant Properties, Inc. stockholders and limited partners of the applicable CNL Income Funds.

On February 25, 2005, in connection with the Merger, CNL Financial Group received 3,250,582 shares of Common Stock and 671,781 shares of the Company’s Series C preferred stock convertible into 861,257 shares of Common Stock in exchange for 4,198,637 shares of common stock of CNL Restaurant Properties, Inc. The consideration received by CNL Financial Group, Inc. was identical, on a per share basis, to that received by the other stockholders of CNL Restaurant Properties, Inc.

Each share of Series C preferred stock is convertible into Common Stock at any time at a conversion ratio of 1.28205 shares of Common Stock for each share of Series C preferred stock. Each share of Series A preferred stock is convertible into Common Stock at any time at a conversion ratio of 0.9384 shares of Common Stock for each share of Series A preferred stock. There is no expiration date for these conversion rights.

On March 17, 2005 and 2006, Mr. Seneff received grants of 2,516 and 2,707 shares of restricted Common Stock, respectively, as part of his compensation for serving on the Company’s board of directors.

Item 4.                     PURPOSE OF TRANSACTION

Mr. Seneff holds his shares of Common Stock and securities convertible into Common Stock solely for investment. Depending on market conditions and other factors, Mr. Seneff may take such action relating to all or portions of his Common Stock and securities convertible into Common Stock as he considers desirable in light of his investment objectives. Mr. Seneff has served as a Chairman of the Board of Directors of the Company since the Merger. Other than acting in his capacity as a member of the board of directors of the Company, which includes his receipt of shares of Common Stock as part of his compensation for service, Mr. Seneff does not have any present plans or proposals with respect to any material change in the Company’s business or corporate structure, or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D. Nevertheless, Mr. Seneff reserves the right to take any and all actions with respect to the Company or its equity securities as may be permitted by law.

CNL Financial Group, a wholly owned subsidiary of CNL Holdings, which is wholly owned by Mr. and Mrs. Seneff, holds its shares of Common Stock and securities convertible into Common Stock solely for investment. Depending on market conditions and other factors, CNL Financial Group may take such action relating to all or portions of its Common Stock and securities convertible into Common Stock as its management considers desirable in light of its investment objectives.

None of Mrs. Seneff, CNL Holdings or CNL Financial Group has any present plans or proposals with respect to any material change in the Company’s business or corporate structure, or, generally, any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

Item 5.                    INTEREST IN SECURITIES OF THE ISSUER

(a-b)        As of the date hereof, Mr. Seneff may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 5,057,801 shares of Common Stock (7.4% of the shares of Common Stock outstanding as disclosed in the Company’s proxy statement relating to the 2006 annual meeting of stockholders, assuming conversion of all of the Series C preferred stock and Series A preferred stock beneficially owned by Mr. Seneff). Shares of Common Stock beneficially owned by Mr. Seneff include: (i) 916,868 shares (including 725,917 shares of Common Stock and Series C preferred stock convertible into 190,951 shares of Common Stock) for which Mr. Seneff has sole voting power and sole dispositive power; (ii) 2,129 shares of Common Stock, Series C preferred stock convertible into 564 shares of Common Stock, and Series A preferred stock convertible into 139 shares of Common Stock acquired by J&R Investments of Orlando, Ltd. (the “Partnership”), for which Mr. Seneff shares voting power and the power to direct the disposition with Mr. Bourne as stockholders in J&R Investments, Inc., general partner of the Partnership, (iii) 3,250,582 shares of Common Stock and Series C preferred stock convertible into 861,257 shares of Common Stock held by CNL Financial Group for which Mr. Seneff has shared voting power and shared power to direct the disposition; (iv) 14,274 shares of Common Stock and Series C preferred stock convertible into 3,782 shares of Common Stock acquired by the James M. Seneff, Jr. Irrevocable Trust #1 and (v) 6,488 shares of Common Stock and Series C preferred stock convertible into 1,718 shares of Common Stock acquired by the James M. Seneff, Jr. Irrevocable Trust #2. Mr. Seneff disclaims beneficial ownership of securities owned by the Partnership except to the extent of his pecuniary interest therein and disclaims beneficial ownership of securities held by the James M. Seneff, Jr. Irrevocable Trust #1 and the James M. Seneff, Jr. Irrevocable Trust #2, and this report shall not be deemed an admission that Mr. Seneff is the beneficial owner of such securities for any purpose.

As of the date hereof, the number of shares of Common Stock beneficially owned by Mrs. Seneff, CNL Holdings and CNL Financial Group is 4,111,839 shares (including 3,250,582 shares of Common Stock and Series C preferred stock convertible into 861,257 shares of Common Stock), comprising 6.0% of the outstanding shares of Common Stock, assuming conversion of all shares of Series C preferred stock beneficially owned by Mrs. Seneff, CNL Holdings and CNL Financial Group. Mrs. Seneff, CNL Holdings and CNL Financial Group maintain shared voting power and shared power to direct the disposition of such shares.

As of the date hereof, the number of shares of Common Stock beneficially owned by Mr. Bourne is 978,388 shares, comprising 1.4% of the outstanding shares of Common Stock, assuming conversion of all shares of Series C preferred stock and Series A preferred stock beneficially owned by Mr. Bourne. Shares of Common Stock beneficially owned by Mr. Bourne include: (i) 953,541 shares (including 754,853 shares of Common Stock, Series C preferred stock convertible into 198,618 shares of Common Stock and Series A preferred stock convertible into 70 shares of Common Stock) for which Mr. Bourne has sole voting power and sole dispositive power, (ii) 2,129 shares of Common Stock, Series C preferred stock convertible into 564 shares of Common Stock, and Series A preferred stock convertible into 139 shares of Common Stock acquired by the Partnership, for which Mr. Bourne shares voting power and the power to direct the disposition with Mr. Seneff as stockholders in J&R Investments, Inc., general partner of the Partnership, (iii) 15,361 shares of Common Stock and Series C preferred stock convertible into 4,069 shares of Common Stock acquired by the Robert A. Bourne Irrevocable Trust #1 and (iv) 2,585 shares of Common Stock held by Mr. Bourne’s son, of which Mr. Bourne is deemed to be the beneficial owner. Mr. Bourne disclaims beneficial ownership of securities owned by the Partnership except to the extent of his pecuniary interest therein and disclaims beneficial ownership of securities held by the Robert A. Bourne Irrevocable Trust #1 and securities held by his son, and this report shall not be deemed an admission that Mr. Bourne is the beneficial owner of such securities for any purpose.

As of the date hereof, Mr. T. Seneff beneficially owns 6,093 shares of Common Stock and 1,052 shares of Series C preferred stock convertible into 1,349 shares of Common Stock, comprising less than one-tenth of one percent of the outstanding shares Common Stock. Mr. T. Seneff has sole voting and dispositive power over such shares.

Mr. Mossburg beneficially owns 601 shares of Common Stock and 124 shares of Series C preferred stock convertible into 159 shares of Common Stock, comprising less than one-tenth of one percent of the outstanding shares of Common Stock. Mr. Mossburg has sole voting and dispositive power over such shares.

Mr. Schmidt does not beneficially own any shares of Common Stock.

The Partnership is a Florida limited partnership which is in the business of real estate investment and finance. The Partnership maintains the address of its principal business and its principal office at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336. J&R Investments, Inc. is a Florida corporation which engages in the business of advising and managing the Partnership on real estate investment and finance matters. J&R Investments, Inc. maintains the address of its principal business and its principal office at CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336.

During the last five years, none of the Partnership or J&R Investments, Inc. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Partnership or J&R Investments, Inc. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
On March 17, 2006, Messrs. Seneff and Bourne each received grants of 2,707 shares of restricted Common Stock as compensation for serving on the Company’s board of directors. On March 17, 2006, the closing price of the Common Stock on the New York Stock Exchange was $15.17 per share. There are no transactions that were effected during the last sixty days by any of Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Mr. Schmidt, Mr. Bourne, CNL Financial Group, the Partnership or J&R Investments, Inc. with respect to the Common Stock.

(d)
18,056 of the shares reported as beneficially owned by Mr. Seneff are owned by the James M. Seneff, Jr. Irrevocable Trust #1, which retains the power to direct the receipt of dividends from and the proceeds from the sale of such shares, and 8,206 of such shares are owned by the James M. Seneff, Jr. Irrevocable Trust #2, which retains the power to direct the receipt of dividends from and the proceeds from the sale of such shares.

19,430 of the shares reported as beneficially owned by Mr. Bourne owned of record by the Robert A. Bourne Irrevocable Trust #1, which retains the power to direct the receipt of dividends from and the proceeds from the sale of such shares. 2,585 of the shares reported as beneficially owned by Mr. Bourne are owned by Mr. Bourne’s son, who retains the power to direct the receipt of dividends from and the proceeds from the sale of such shares.

Except as set forth above, there are no other shares held by Mr. Seneff, Mrs. Seneff, CNL Holdings, Mr. T. Seneff, Mr. Mossburg, Mr. Schmidt, Mr. Bourne, CNL Financial Group, the Partnership or J&R Investments, Inc. over which any person has the right to receive or the power to direct the receipt of dividends or sale proceeds.

(e)	Not applicable.

Item 6.                    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

Item 7.                    MATERIAL TO BE FILED AS EXHIBITS

(1)	Joint Acquisition Statement Pursuant to Rule 13d-1(f).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

/s/ James M. Seneff, Jr.
James M. Seneff, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

/s/ Dayle L. Seneff
Dayle L. Seneff

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

CNL Holdings, Inc.

By:	/s/ James M. Seneff, Jr.
Name:	James M. Seneff, Jr.
Title:	Chairman of the Board, Chief Executive Officer, President and Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2006

CNL Financial Group, Inc.

By:	/s/ James M. Seneff, Jr.
Name:	James M. Seneff, Jr.
Title:	Chairman of the Board, Chief Executive Officer and Sole Director

EXHIBIT 1

Joint Acquisition Statement Pursuant to Rule 13d-1(k)

The undersigned hereby agree that this document shall be filed on behalf of each of them.

/s/ James M. Seneff, Jr.
James M. Seneff, Jr.

/s/ Dayle L. Seneff
Dayle L. Seneff

CNL Holdings, Inc.

By:	/s/ James M. Seneff, Jr.
Name:	James M. Seneff, Jr.
Title:	Chairman of the Board,
Chief Executive Officer,
President and Director

CNL Financial Group, Inc.

By:	/s/ James M. Seneff, Jr.
Name:	James M. Seneff, Jr.
Title:	Chairman of the Board,
Chief Executive Officer and
Director

Dated: August 17, 2006